Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE
FIRST QUARTER ENDED MARCH 31, 2004

Record Q1 Revenues; Revenues up 37% and Profit Before Tax (adjusted)
up 111% year-on-year

Autonomy's first quarter conference call will be available live on the World Wide Web at
www.autonomy.com on Wednesday, April 21, 2004 at 9:30 a.m. BST/4:30 a.m. EST/1:30 a.m. PST

SAN FRANCISCO, California and CAMBRIDGE, England—April 21, 2004—Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU.), a global leader in infrastructure software for the extended enterprise, today reported financial results for the first quarter ended March 31, 2004.

Financial Highlights

	Three Months Ended
	March 31, 2004	December 31, 2003	March 31, 2003
	(unaudited)
Results in US$ ($000's except per share)
Revenues	$16,364	$16,960	$11,955
Gross profit (adjusted)*	15,594	16,142	11,518
Gross profit margin (adjusted)*	95%	95%	96%
Profit before tax (adjusted)*	$2,692	$2,811	$1,274
Net profit (adjusted)*	$2,241	$2,546	$850
Gross profit (GAAP)	15,379	15,751	11,518
Gross profit margin (GAAP)	94%	93%	96%
Profit before tax (GAAP)	$1,804	$2,368	$1,958
Net profit (GAAP)	$1,528	$2,089	$1,329
EPS
—basic (adjusted)	$0.02	$0.02	$0.01
—diluted (adjusted)	$0.02	$0.02	$0.01
—basic (GAAP)	$0.01	$0.02	$0.01
—diluted (GAAP)	$0.01	$0.02	$0.01

*
Adjusted results exclude predominantly certain specific non-cash translational foreign exchange gains and losses and associated tax effects in all periods, as well as non-cash charges in Q1 2004 and Q4 2003 for amortization of purchased intangibles and share-based compensation arising in connection with the acquisition of Virage, Inc. in September 2003. See page 5 for further details.

First Quarter 2004 Corporate Highlights

  •
  Revenues ahead of and profits in line with consensus

  •
  Record Q1 revenues, up 37% year-on-year

  •
  Profit Before Tax (adjusted) up 111% year-on-year

  •
  Operating margins (adjusted) up more than ninefold year-on-year

  •
  Seventeenth consecutive quarter of profitability

  •
  Gross margins (adjusted) remain high at 95%

  •
  Blue chip first quarter wins include Shell, Vodafone, the U.K. National Health Service, France Television, Singapore Civil Defence Forces, Sony, Chinese National Information Agency, ABN Amro, Citicorp, EMC, AT&T and CNN, as well as various U.S. Federal government agencies, such as the U.S. Department of Justice, the U.S. Department of Energy and the U.S. Army's Army Knowledge Online.

  •
  Average selling price remains stable at $350,000

  •
  Deferred revenue at record levels

  •
  OEM revenues up 36% year-on-year

  •
  DSOs at 104 days

  •
  R&D continues to increase year-on-year, up 40% from Q1 2003

        Commenting on the results, Dr. Mike Lynch, group CEO of Autonomy said, "We are pleased to announce Autonomy's continued strong performance with record Q1 results, revenues ahead of market consensus and profits in line with consensus, all during a seasonally weak quarter. Continuing from our strong performance in Q4 2003, Q1 2004 results are significant improvements from Q1 2003. Our sales results demonstrate again that our software is consistently delivering major cost savings and incremental value to employees and customers on a global basis. We've delivered these results despite effects from the weakening U.S. dollar, causing an 8% adverse cost effect with increased costs of operations of $0.6 million and charges of $0.6 million from translational foreign exchange losses, countered by a nominal benefit of 2% on revenues. Of particular note, operating margins (adjusted) for Q1 2004 increased more than ninefold from Q1 2003, offering continued validation of the geared nature of our business model. R&D continued to increase year-on-year, up 40% from Q1 2003. Cash collection during the quarter was also strong."

        Dr. Lynch continued, "In Q1 2004 we saw a continued trend towards standardization in the industry as large organizations implement comprehensive systems that can adapt to the ever-increasing volumes of unstructured information. We've seen leading organizations realize that their strategy for handling unstructured information is as fundamental as their decisions on the database. As a result companies such as AstraZeneca, Philips and Shell have all recently standardized on Autonomy, just as they may have made decisions in the past to standardize on vendors such as Oracle or SAP."

First Quarter 2004 Financial Highlights

        Revenues for the first quarter totalled $16.4 million, down 4% from $17.0 million for the fourth quarter of 2003 reflecting traditional seasonality, and up 37% from $12.0 million for the first quarter of 2003. U.S./Asia Pac revenues of $8.5 million were 52% of total revenues and U.K./European revenues totalling $7.9 million were 48% of total revenues in the first quarter of 2004. After the successful integration of Virage and the winding-down of its services operations, rich media sales were running at approximately 15% up from approximately 10% in Q1 2003.

        Gross profits (adjusted) for the quarter were $15.6 million, down 3% from $16.1 million in the fourth quarter of 2003, and up 35% from $11.5 million in the first quarter of 2003. First quarter gross margins (adjusted) were 95%, compared to 95% in the fourth quarter of 2003 and 96% in the first quarter of 2003. Gross profits (GAAP) for the quarter were $15.4 million, down 2% from $15.8 million in the fourth quarter of 2003, and up 34% from $11.5 million in the first quarter of 2003. First quarter gross margins (GAAP) were 94%, compared to 93% in the fourth quarter of 2003 and 96% in the first quarter of 2003.

        Net profit (adjusted) for the first quarter of 2004 was $2.2 million, or $0.02 per diluted share, compared to net profit (adjusted) of $2.5 million, or $0.02 per diluted share, for the fourth quarter of 2003 and compared to net profit (adjusted) of $0.9 million, or $0.01 per diluted share, for the first quarter of 2003. Net profit (GAAP) for the first quarter of 2004 was $1.5 million, or $0.01 per diluted share, compared to net profit (GAAP) of $2.1 million, or $0.02 per diluted share, for the fourth quarter of 2003 and compared to net profit (GAAP) of $1.3 million, or $0.01 per diluted share, for the first quarter of 2003.

        Cash balances were $108.1 million at March 31, 2004, an increase of $5.8 million in the quarter. Accounts receivable days sales outstanding increased to 104 days for the first quarter of 2004, compared to 99 days for the fourth quarter of 2003 and 134 days for the first quarter of 2003. Receivables for the first quarter were $19.0 million, compared to $18.7 million for the fourth quarter of 2003 and $17.8 million for the first quarter of 2003. Deferred revenues were at record levels at $6.4 million net at March 31, 2004, compared with $5.6 million net at December 31, 2003, and compared with $4.8 million net at March 31, 2003.

        Although GAAP disclosure provides investors and management with an overall view of Autonomy's financial performance, Autonomy believes that it is important for investors to also understand the performance of Autonomy's core business, such as the sale of its software products and services and operating profits without giving effect to certain specific non-cash charges. Consequently, the non-GAAP results exclude charges not reflective of Autonomy's core ongoing operational business, namely the periods Q1 2004 and Q4 2003 exclude amortization of purchased intangibles and share-based compensation arising in connection with the acquisition of Virage, Inc. in September 2003 and all periods exclude non-cash translational foreign exchange gains and losses and associated tax effects. Management uses the adjusted results to assess the financial performance of Autonomy's core business.

Q1 Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major new wins included: the Irish Government; the U.K. National Health Service; Iberdrola; France Television; Singapore Civil Defence Forces; Sony; Chinese National Information Agency; Warner Brothers; and the World Bank. Repeat business from existing customers accounted for approximately 37% of revenue for the quarter, and included customers such as Shell; Vodafone; ABN Amro; Athens Olympic Games; Schneider; Unisys; Lloyds TSB; Citicorp; Norsk Hydro; EMC; AT&T; and CNN, as well as various U.S. Federal government agencies, such as the U.S. Department of Justice; the U.S. Department of Energy and the U.S. Army's Army Knowledge Online.

Strategic Partnerships and OEMs

        Autonomy's OEM Program continued on track during the first quarter, with four contracts, including agreements with Vignette and Captiva. OEM-derived revenues for the first quarter of 2004 of $3.0 million accounted for approximately 18% of revenues, compared to $3.2 million for the fourth quarter of 2002. Q1 2004 also saw new products shipping from Autonomy OEM customers including Veritas and Captiva.

Q1 Corporate Developments

        During the first quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology.

        During the first quarter, Autonomy was included in KMWorld magazine's annual "100 Companies that Matter in Knowledge Management" issue for the fourth year in a row. During Q1 Autonomy was also distinguished as a leader by Transform Magazine with the 2003 Product of the Year award for the enterprise search category for Autonomy's Aungate. Aungate offers the world's first automated solution for enterprise compliance and litigation support. Finally, during Q1 Software Magazine ranked Autonomy as one of the world's foremost software providers for the fourth consecutive year.

About Autonomy Corporation plc

        Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Brio, Citrix, Computer Associates, EDS, IBM Global Services, iManage, Novell, Novient, Vignette and Sybase. The company has offices worldwide.

        The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

        Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Dominic Johnson Autonomy Corporation plc +44 (0)1223 448 000	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113

AUTONOMY CORPORATION plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended
	March 31, 2004	December 31, 2003	March 31, 2003
	(unaudited)
Revenues	$16,364	$16,960	$11,955
Cost of revenues	(770)	(818)	(437)
Amortization of purchased intangibles	(215)	(391)	—

Gross profit	15,379	15,751	11,518
Operating expenses:
Research and development	(3,404)	(3,913)	(2,429)
Sales and marketing	(8,249)	(7,759)	(7,056)
General and administrative	(2,047)	(2,513)	(1,901)
Share-based compensation	(91)	(98)	—

Total operating expenses	(13,791)	(14,283)	(11,386)

Profit from operations	1,588	1,468	132
Interest income	798	854	1,142
(Loss) gain on foreign exchange	(582)	46	684

Profit before benefit for income taxes and share of loss of associated company and minority interest	1,804	2,368	1,958
Benefit for income taxes	(276)	(279)	(605)
Share of loss of associated company and minority interest	—	—	(24)

Net profit	$1,528	$2,089	$1,329

Basic earnings per share	$0.01	$0.02	$0.01

Diluted earnings per share	$0.01	$0.02	$0.01

Weighted average ordinary shares outstanding	111,008	112,279	118,526
Weighted average ordinary shares outstanding, assuming dilution	113,534	114,063	118,974

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
	March 31, 2004	December 31, 2003	March 31, 2003
	(unaudited)
Profit before income taxes	$1,804	$2,368	$1,958
Loss (gain) on foreign exchange	582	(46)	(684)
Amortization of purchased intangibles	215	391	—
Share-based compensation	91	98	—

Profit before tax (adjusted)	2,692	2,811	1,274
Tax effect on (loss) gain on foreign exchange	(175)	14	205
Provision for income taxes	(276)	(279)	(605)
Share of loss of associated company and minority interest	—	—	(24)

Net profit (adjusted)	$2,241	$2,546	$850

        Adjusted gross profit excludes non-cash charges in Q1 2004 and Q4 2003 for amortization of purchased intangibles arising in connection with the acquisition of Virage, Inc. in September 2003.

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As at
	March 31, 2004	December 31, 2003	March 31, 2003
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$108,072	$102,250	$124,253
Accounts receivable, net of allowances for doubtful accounts of $3,360, $3,942 and $3,595 as of March 31, 2004, December 31, 2003 and March 31, 2003, respectively	18,994	18,687	17,794
Prepaid expenses and other current assets	8,532	8,743	5,034
Deferred tax asset	5,191	3,311	629

Total current assets	140,789	132,991	147,710
Non-current assets:
Plant and equipment, net	2,293	2,138	1,942
Goodwill	29,397	28,630	4,759
Intangible assets, net	4,234	4,993	769
Equity and other investments, net	2,205	2,158	1,375
Deferred tax	553	1,933	439

TOTAL ASSETS	$179,471	$172,843	$156,994

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,078	$2,639	$2,299
Accrued expenses	5,131	6,821	4,729
Deferred revenue	6,403	5,552	4,774

Total current liabilities	14,612	15,012	11,802
Shareholders' equity:
Ordinary shares (1)	575	573	596
Additional paid-in capital	73,136	71,086	129,881
Treasury stock, at cost	(1,775)	(1,775)	(1,775)
Retained earnings	68,556	67,028	10,651
Accumulated other comprehensive income	24,367	20,919	5,839

Total shareholders' equity	164,859	157,831	145,192

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$179,471	$172,843	$156,994

(1)
At March 31, 2004, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 111,009,036 issued and outstanding; as of December 31, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 110,575,160 issued and outstanding; as of March 31, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 114,948,330 issued and outstanding.

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31, 2004	December 31, 2003	March 31, 2003
	(unaudited)
Cash flows from operating activities:
Net profit	$1,528	$2,089	$1,329
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	567	662	271
Income tax benefits from exercise of non-qualified stock options	97	287	147
Deferred tax	(91)	(43)	(74)
Share-based compensation	91	98	—
Foreign currency movements	582	(46)	(684)
Share of loss of associated company and minority interest	—	—	24
Changes in operating assets and liabilities (net of impact of acquisitions):
Accounts receivable	(334)	2,195	(3,253)
Prepaid expenses and other current assets	797	(1,643)	636
Deferred revenues	747	(475)	(220)
Accounts payable and taxes payable	376	(489)	(593)
Accrued expenses and other liabilities	(1,704)	(4,686)	(767)

Net cash provided by (used in) operating activities	2,656	(2,051)	(3,184)

Cash flows from investment activities:
Purchase of equipment	(315)	(162)	(71)
Purchase of intangibles	—	—	(36)
Disposal of intangibles	459	—	—
Purchase of subsidiaries, net of cash acquired	—	(72)	—
Purchase of investments	6	(591)	—

Net cash provided by (used in) investing activities	150	(825)	(107)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	1,365	280	—
Purchase of company shares	—	(2,732)	(18,449)

Net cash provided by (used in) financing activities	1,365	(2,452)	(18,449)

Effect of foreign exchange on cash and cash equivalents	1,651	5,356	(1,479)

Net increase (decrease) in cash and cash equivalents	5,822	28	(23,219)
Beginning cash and cash equivalents	102,250	102,222	147,472

Ending cash and cash equivalents	$108,072	$102,250	$124,253

Supplemental disclosure of cash flow information:
Income taxes paid	$(361)	$(907)	$(159)

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

1.    Basis of presentation

        The accompanying condensed consolidated financial statements of Autonomy Corporation plc ("Autonomy" or the "Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2003, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the Consolidated Financial Statements do not include all information and footnotes required by US GAAP. The quarterly information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three months ended March 31, 2004, are not necessarily indicative of the operating results for future operating periods. The financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2003, and the risk factors as set forth in the Form 20-F.

2.    Geographical information

	Three Months Ended
	March 31, 2004	December 31, 2003	March 31, 2003
	(unaudited)
Revenue by country ($000's):
US	$7,946	$8,929	$6,443
UK/Europe	7,900	7,340	5,415
Rest of World	518	691	97

Total	$16,364	$16,960	$11,955